Exhibit 5.1

Our ref: CHX/770242-000021/43076655v3

EZGO Technologies Ltd. Kingston Chambers P.O. Box 173 Road Town, Tortola British Virgin Islands

8 April 2026

Dear Sirs

EZGO Technologies Ltd. (the “Company”)

We have acted as counsel as to British Virgin Islands law to the Company and have been asked to provide this legal opinion in connection with the Company’s registration statement on Form F-3 (the “Registration Statement”), including the base prospectus dated 4 March 2026 (the “Base Prospectus”) and the prospectus supplement dated 8 April 2026 (the Base Prospectus and the Prospectus Supplement together, the “Prospectus”) including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “SEC Act”) for the purposes of, registering with the Commission under the SEC Act, the offering by the Company (the “Offering”) of up to U.S.$100,000,000 ordinary shares of the Company of no par value each (the “Ordinary Shares”).

This opinion letter is given in accordance with the terms of the Legal Matters section of the Prospectus.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 7 April 2026, including the Company’s Certificate of Incorporation and its Memorandum and Articles of Association (the “Memorandum and Articles”).

1.2	A list of the Company’s directors provided by the Registry of Corporate Affairs dated 7 April 2026 (the “Registry List of Directors”).

1.3	The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System and the E-Litigation Portal from 1 January 2000 and available for inspection on 8 April 2026 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.4	The written resolutions of the board of directors of the Company dated 26 November 2025 and 8 April 2026 (the “Resolutions”).

1.5	A Certificate of Incumbency dated 7 April 2026, issued by Maples Corporate Services (BVI) Limited, the Company’s registered agent (the “Registered Agent’s Certificate”).

1.6	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 7 April 2026 (the “Certificate of Good Standing”).

1.7	A certificate from a director of the Company a copy of which is attached to this opinion (the “Director’s Certificate”).

1.8	The Registration Statement.

1.9	The Prospectus.

1.10	A sales agreement dated 2 April 2026 (the “Sales Agreement”) made between the Company and AC Sunshine Securities LLC.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registry List of Directors, the Registered Agent’s Certificate and the Certificate of Good Standing and the Director’s Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Sales Agreement has been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.2	The Sales Agreement is, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with its terms under the laws of the State of New York (the “Relevant Law”) and all other relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.3	The choice of the Relevant Law as the governing law of the Sales Agreement has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the British Virgin Islands).

2.4	Where the Sales Agreement has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of the Sales Agreement marked to show changes to a previous draft, all such changes have been accurately marked.

2.5	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.6	All signatures, initials and seals are genuine.

2.7	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Sales Agreement.

2.8	There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Sales Agreement.

2.9	That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.10	The Company will have sufficient authorised and unissued ordinary shares under the Memorandum and Articles at the time any Ordinary Shares are issued.

2.11	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Ordinary Shares.

2.12	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect of any sovereign entity or state.

2.13	The Ordinary Shares issued pursuant to the Sales Agreement have been, or will be, duly registered, and will continue to be registered, in the Company’s register of members.

2.14	The Company has received, or will receive, cash consideration or non-cash consideration in consideration for the issue of the Ordinary Shares, and that:

(a)	none of the Ordinary Shares have been, or will be, issued for less than their par value; and

(b)	to the extent that any Ordinary Shares are, or will be, issued, in whole or in part, for non-cash consideration, the value of the non-cash consideration and cash consideration, if any, is not less than the amount credited or to be credited for such Ordinary Shares.

2.15	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below. We have not made any investigation of the laws, rules or regulations of any jurisdiction other than the laws of the British Virgin Islands.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the “Act”), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands.

3.2	The Ordinary Shares to be offered and issued by the Company as contemplated by the Prospectus have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Sales Agreement and as described in the Prospectus and in accordance with the terms set out in the Sales Agreement and as described in the Prospectus, such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Sales Agreement will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to protecting or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

(d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences.

4.2	To maintain the Company in good standing with the Registrar of Corporate Affairs under the laws of the British Virgin Islands, annual filing fees must be paid, and certain statutory filings and returns made to the Registrar of Corporate Affairs within the time frame prescribed by law. As a consequence of a failure to pay annual filing fees, or to make certain filings or returns, on time, or to demonstrate compliance with certain statutory economic substance requirements where relevant, the Company may be liable to be struck off the register of companies and dissolved.

4.3	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non British Virgin Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Prospectus.

4.4	The obligations of the Company may be subject to restrictions pursuant to United Nations and United Kingdom sanctions extended to the British Virgin Islands by Orders in Council and/or sanctions imposed by governmental or regulatory authorities or agencies in the British Virgin Islands under British Virgin Islands legislation.

4.5	Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. For the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.6	Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.7	In this opinion letter, the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

4.8	The search of records of proceedings available at the High Court Registry would not reveal any proceeding which has been placed under seal or anonymised (whether by order of the Court of pursuant to the practice of the High Court Registry).

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Report on Form 6-K to be filed with the Commission and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Prospectus. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you, your counsel and purchasers of Ordinary Shares pursuant to the Prospectus. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder
Maples and Calder

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